November 29, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Larry Spirgel, Assistant Director, and
Mr. Jonathan Groff, Attorney Adviser
RE: Portfolio Recovery Associates, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 16, 2010
Form 10-Q for the Quarter Ended September 30, 2010
Filed November 9, 2010
File No. 000-50058
Ladies and Gentlemen:
With respect to the referenced matter, I am submitting the following responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 12, 2010, concerning our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the “Form 10-Q”) on behalf of Portfolio Recovery Associates, Inc. (the “Company” or “we”). To facilitate your review, we have reproduced the captions and numbered comments from your comment letter in bold text in our responses, which are set forth in Annex 1 attached hereto. In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:
     *The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
     *Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     * The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We are available to discuss any of our responses with you at your convenience. Thank you very much for your cooperation.
Very truly yours,

/s/ Steven D. Fredrickson
President, Chairman and CEO

Annex 1
Form 10-Q for the Quarter Ended September 30, 2010
Part I. Financial information
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
1. We note your response to comment 3 in our letter dated October 6, 2010. Please further supplement your disclosure to discuss differences in the timing of collections of your bankruptcy receivables in comparison to your defaulted consumer receivables. We note the statement of Mr. Steve Fredrickson in your 2009 fourth quarter earnings call, that cash flows from bankruptcy receivables tend to be “elongated or delayed” in comparison to defaulted consumer receivable cash flows.
Response
In response to the Staff’s comment, the Company will further supplement its disclosure on page 40 of the Form 10-K and on page 36 of the September 30, 2010 Form 10-Q to discuss differences in the timing of collections of the Company’s bankruptcy receivables in comparison to its defaulted consumer receivables. The revised language (to be added beneath the “Portfolio Purchases by Year” chart) is set forth below in its entirety, with the additional supplemental disclosure added as the new fourth paragraph. Minor modifications were made to the second and third paragraphs.
As shown in the above chart, the composition of our purchased portfolios has shifted in favor of bankrupt accounts in recent years. We began buying bankrupt accounts during 2004 and slowly increased the volume of accounts we acquired through 2006 as we tested our models, refined our processes and proved out our operating assumptions. After observing a high level of modeling confidence in our early purchases, we began increasing our level of purchases more dramatically during the period from 2007 through 2009.
Our ability to profitably purchase and liquidate pools of bankrupt accounts provides diversity to our distressed asset acquisition business. Although we generally buy bankrupt assets from many of the same consumer lenders from whom we acquire charged off (“Core”) consumer accounts, the volumes and pricing characteristics as well as the competitors are different. Based upon market dynamics, the profitability of pools purchased in the bankrupt and Core markets may differ over time. We have found periods when bankrupt accounts were more profitable and other times when Core accounts were more profitable. From 2004 through 2008, our bankruptcy buying fluctuated between 13% and 39% of our total portfolio purchasing in those years. In 2009, for the first time in our history, bankruptcy purchasing exceeded that of our Core buying, finishing at 55% of total portfolio purchasing for the year. This occurred as severe dislocations in the financial markets, coupled with legislative uncertainty, caused pricing in the bankruptcy market to decline substantially thereby driving our strategy to make advantageous bankruptcy portfolio acquisitions during this period.
In order to collect our Core portfolios, we generally need to employ relatively higher amounts of labor and incur additional collection costs to generate each dollar of cash collections as compared with bankruptcy portfolios. In order to achieve acceptable levels of net return on investment (after direct expenses), we are generally targeting a total cash collections to purchase price multiple in the 2.5-3.0x range. On the other hand, bankrupt accounts generate the majority of cash collections through the efforts of the U.S. bankruptcy courts. In this process, cash is remitted to our Company with no corresponding cost other than the cost of filing claims at the time of purchase and general administrative costs for monitoring the progress of each account through the bankruptcy process. As a result, overall collection costs are much lower for us when liquidating a pool of bankrupt accounts as compared to a pool of Core accounts, but conversely the price we pay for bankrupt accounts is generally higher than Core accounts. We generally target similar returns on investment (measured after direct expenses) for bankrupt and Core portfolios at any given point in the market cycles. However, because of the lower related collection costs, we can pay more for bankrupt portfolios, which causes the estimated total cash collections to purchase price multiples of bankrupt pools to be in the 1.4-2.0x range generally. In summary, compared to a pool of Core accounts, to the extent both pools had identical targeted returns on investment (measured after direct expenses), the bankrupt pool would be expected to generate less revenue, a lower yield, less direct expenses, similar operating income, and a higher operating margin.

In addition, collections on younger, newly filed bankrupt accounts tend to be of a lower magnitude in the earlier months when compared to Core charge-off accounts. This lower level of early period collections is due to the fact that 1) we purchase primarily accounts that represent unsecured claims in bankruptcy, and 2) these unsecured claims are scheduled to begin paying out after the secured and priority claims. As a result of the administrative processes regarding payout priorities within the court-administered bankruptcy plans, unsecured creditors do not generally begin receiving meaningful collections on unsecured claims until 12 to 18 months after the bankruptcy filing date. Therefore, to the extent that we purchase portfolios with more recent bankruptcy filing dates, as we did to a significant extent in 2009 and 2010, we would expect to experience a delay in cash collections compared with Core charged-off accounts.
2. We note your response to comment 4 in our letter dated October 6, 2010. To the extent that this comment remains relevant to your business operations, please revise your disclosure to discuss.
Response
In response to the Staff’s comment, the Company will revise the Form 10-Q to discuss the impact of a decrease in the average size of payments by debtors in a manner consistent with the disclosure reflected in our response to comment 4 in our letter dated October 28, 2010.
Part II. Other Information
Item 3. Legal Proceedings, page 26
3. We note your response to comment 2 in our letter dated October 6, 2010. In light of the amount in question, $9,741.43, it is not clear why these arbitration claims constitute material legal proceedings involving the company. If all the arbitration awards obtained before the National Arbitration Forum are at issue in the class counterclaim, disclose the entire amount.
Response
The plaintiff in the Barkwell case was seeking the vacation of the arbitration awards that we obtained before the National Arbitration Forum and disgorgement of the amounts collected with respect to the awards. We initially believed that the amounts involved would have rendered this a material legal proceeding but, upon further review, have determined that this matter does not constitute a material legal proceeding requiring disclosure under Item 103 of Regulation S-K. Therefore, we will revise the Form 10-K and the Form 10-Q to delete the discussion of the Barkwell matter. Moreover, please note that a class was never certified in this matter and we recently came to agreement on a settlement in principle with Mr. Barkwell that will resolve this matter for a non material amount.

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